May 4, 2009

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE; Mail Stop 6010

Washington, D. C. 20549

Re.	Tenet Healthcare Corporation
Form 10-K for the Period Ended December 31, 2008
Filed February 24, 2009
File No. 001-07293

Dear Mr. Rosenberg:

I wanted to respond that we have received your April 29, 2009 letter regarding the subject described above (“Comment Letter”), and thank Kei Ino from your office for answering my telephone call on May 1, 2009 regarding the Comment Letter. To ensure that we have sufficient time to fully respond to your comments and questions, we respectfully request that we be able to provide you with our responses no later than May 28, 2009.

Should you have any questions or comments with respect to this filing, please contact me at (469) 893-2246.

Sincerely,

/s/ Daniel J. Cancelmi

Daniel J. Cancelmi

Senior Vice President and Controller

Tenet Healthcare Corporation